United Rentals, Inc.
100 First Stamford Place
Suite 700
Stamford, CT 06902
Telephone: 203 622 3131
Fax: 203 622 6080
unitedrentals.com
May 15, 2020
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:    Aamira Chaudhry
Division of Corporation Finance
Office of Trade & Services

RE:      United Rentals, Inc.
            Form 10-K for the year ended December 31, 2019
            Filed January 29, 2020
            File No. 1-14387
Ladies and Gentlemen:
Set forth below is United Rentals Inc.’s (the “Company”) response to the comment letter dated May 5, 2020 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comment has been restated below in its entirety. The Company’s response follows the comment.
Form 10-K for the year ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview

EBITDA GAAP Reconciliations, page 24

1. On page 26 you disclose margins for "EBITDA" and "adjusted EBITDA." Please present with equal or greater prominence the comparable margins computed on a GAAP basis wherever these non-GAAP margins are presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures.”

Response

The Company acknowledges the Staff’s comment and will provide the requested disclosures in future filings. Specifically, the Company will present net income margin with equal or greater prominence to adjusted EBITDA margin in our reconciliation from net income to adjusted EBITDA. Further, we will disclose, with equal or greater prominence, a discussion and analysis of net income margin along with such discussion and analysis of adjusted EBITDA margin. Separately, we will no longer provide EBITDA margin in our future filings, as we believe adjusted EBITDA margin is the non-GAAP measure that is more relevant to investors. EBITDA, as a subtotal, will continue to be presented in our reconciliation from net income to adjusted EBITDA.

****

In addition, in connection with our response to your comment, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7125.

Sincerely,

/s/ JESSICA T. GRAZIANO
Jessica T. Graziano
Executive Vice President and Chief Financial Officer

cc:    Doug Jones
Craig Pintoff
Andrew Limoges